Exhibit 23.3

April 19, 2010

The Board of Directors

China Baicaotang Medicine Limited

Dear Sir/Madam:

China Baicaotang Medicine Limited (the "Company") Registration Statement on Form S-l

We, Broad & Bright, have been appointed as one of the legal advisers to the Company with respect to PRC law in connection with the Company's Registration Statement on Form S-l (File No. 333-165161) initially filed with United States Securities and Exchange Commission on March 3, 2010 (the "Registration Statement").

We consent to the use of the Broad & Bright name in the Registration Statement with the inclusion therein of the opinions attributed to us in the form and context in which it appears on page 13 under the section "Risk Factors" of the Registration Statement.

Yours faithfully,